UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	February 10, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COMPLETION ANNOUNCEMENT

DISCLOSEABLE AND CONNECTED TRANSACTION DISPOSAL OF
THE ENTIRE EQUITY INTEREST IN EASTERN LOGISTICS

Reference is made to (i) the announcement of China Eastern Airlines Corporation Limited (the “ Company ”) dated 29 November 2016 (the “ Disposal Announcement ”); (ii) the further announcement of the Company dated 19 December 2016; and (iii) the circular of the Company dated 19 December 2016 in respect of the proposed disposal of 100% equity interest in Eastern Air Logistics, a wholly-owned subsidiary of the Company, to Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding (the “Disposal”).

Reference is also made to the announcement dated 17 January 2017 in respect of the poll results of 2017 First Extraordinary General Meeting. At the 2017 First Extraordinary General Meeting, the resolution in relation to the Disposal has been approved by the Independent Shareholders of the Company.

Unless otherwise defined, terms used in this announcement shall have the same meaning as those set out in the Disposal Announcement.

As at 8 February 2017, the Company has transferred 100% equity interest in Eastern Air Logistics to Eastern Airlines Industry Investment and the industrial and commercial registration of such transfer has been completed (the “Completion of the Disposal”). As such, since 8 February 2017, Eastern Logistics has ceased to be a subsidiary of the Company.

After Completion of the Disposal, the Company will focus on air passenger transportation business, further foster its reform and transformation, improve the operating and management ability of the Company in respect of air passenger transportation business and strive to create better investment returns for shareholders.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

10 February 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).